Schedule 13D (NEXITY FINANCIAL CORPORATION)


                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                     Nexity Financial Corporation

                           (Name of Issuer)
.................................................................
                             Common Stock

                    (Title of Class of Securities)
.................................................................
                               65333R200

                            (CUSIP Number)
................................................................
 James Robert Williams, 766 Cochran Highway, Eastman, Georgia
                                31023

  (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)
.................................................................
                           February 2, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333R200
________________________________________________________________

(1) Names of reporting persons:  James Robert Williams
________________________________________________________________

(2) Check the appropriate box if a member of a group (see
instructions)......................
(a).............................................................
.............................................
(b).............................................................
.............................................
________________________________________________________________

(3) SEC use only
.................................................................
.......................
________________________________________________________________

(4) Source of funds (see instructions):  PF and OO
________________________________________________________________

(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)....
________________________________________________________________

(6) Citizenship or place of organization: United States

________________________________________________________________

Number of shares beneficially owned by each reporting person with:
____________________________________________________________
(7)Sole Voting Power                450,000
____________________________________________________________
(8)Shared Voting Power                 None
____________________________________________________________
(9)Sole Dispositive Power           450,000
____________________________________________________________
(10)Shared Dispositive Power           None
____________________________________________________________

(11)Aggregate Amount Beneficially Owned by Each Reporting
    Person  450,000
________________________________________________________________

(12)Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
________________________________________________________________

(13)Percent of Class Represented by Amount in Row (11)   5.8%

Based on 7,766,394 shares of common stock outstanding as of November 8, 2008 as reported by Nexity Financial Corporation on Form 10-Q of its Quarterly Report for the period ended September 30, 2008.
________________________________________________________________

(14)Type of Reporting Person (See Instructions)   IN

Item 1. Security and Issuer

        Common Stock

        Nexity Financial Corporation (the "Issuer")
        3500 Blue Lake Drive, Suite 330
        Birmingham, Alabama  35243

Item 2. Identity and Background

        a. James Robert Williams (the "Reporting Person")

        b. Residing at 766 Cochran Highway, Eastman, Georgia  31023

        c. President & CEO, Citizens Bank & Trust Company, 5101
           Fifth Avenue, Eastman, Georgia  31023

        d. The Reporting Person has never been convicted in a criminal proceeding.

        e. The Reporting Person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        f. The Reporting Person is a citizen of the United States
           (Georgia resident).

Item 3. Source and Amount of Funds or Other Consideration

        Personal funds were used for the purchase of 10,300 shares of the common stock reported in this Schedule 13D and 434,700 shares were purchased on margin through the account of the Reporting Person at TD Ameritrade. The margin balance of $64,041.27 will be liquidated on March 2, 2009 by transfer of personal funds from an account of the Reporting Person.

Item 4. Purpose of Transaction

        The Reporting Person has acquired the securities for investment purposes. In the future the Reporting Person may acquire additional shares or dispose of shares based upon factors specific to the Issuer, the industry, the financial markets and the general economy.

        The Reporting person currently has no plans which relate to or would result in an extraordinary corporate transaction, any change in the present board of directors or management of the issuer, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer's business or corporate structure, any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, the delisting of a class of securities of the issuer from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        a.  See page 2 of cover pages.

        b.  See page 2 of cover pages.

        c. The following is a list of all transactions by the Reporting Person in the securities reported in this
            Schedule 13D in the past sixty days. The transactions were executed through the Reporting Person's account at TD Ameritrade and were effected as described in Item 3, Page 3 of 7.

On 12/19/2008 the Reporting Person purchased 100 shares at $0.54 per share in an open market transaction..

On 12/19/2008 the Reporting Person purchased 10,000 shares at $0.55 per share in an open market transaction.

On 12/19/2008 the Reporting Person purchased 100 shares at $0.50 per share in an open market transaction.

On 01/20/2009 the Reporting Person purchased 100 shares at $0.52 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 500 shares at $0.2925 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 700 shares at $0.15 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 1,300 shares at $0.1499 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.13 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.13 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 7,700 shares at $0.1494 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 1,800 shares at $0.1495 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.14 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.13 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.13 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.135 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 5,000 shares at $0.1489 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 7,500 shares at $0.1499 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 15,185 shares at $0.15 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 14,115 shares at $0.15 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 29,600 shares at $0.1686 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.1525 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.14 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.13 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 3,800 shares at $0.1356 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 1,000 shares at $0.1374 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.13 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 15,551 shares at $0.1299 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 2,600 shares at $0.13 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.12 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 10,000 shares at $0.1155 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 50,000 shares at $0.1489 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 13,500 shares at $0.1496 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 41,500 shares at $0.15 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 500 shares at $0.14 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 9,500 shares at $0.1425 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 1,600 shares at $0.1399 per share in an open market transaction.

On 02/02/2009 the Reporting Person purchased 38,920 shares at $0.14 per share in an open market transaction.

On 02/03/2009 the Reporting Person purchased 2,829 shares at $0.14 per share in an open market transaction.

On 02/05/2009 the Reporting Person purchased 49,976 shares at $0.1729 per share in an open market transaction.

On 02/05/2009 the Reporting Person purchased 24 shares at $0.175 per share in an open market transaction.

        d.  N/A

        e.  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

        None

Item 7. Material to be Filed as Exhibits.

        None


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009
Date

/s/ James Robert Williams
Signature
James Robert Williams, Individual Filer
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).